UF 3-1-03

AH 2/25/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 20 2003 WASH. D.C. 181

ANNUAL AUDITED REPORT FORM X-17A-[redacted] PART III

SEC FILE NUMBER
8- 47597

03014401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2002 (MM/DD/YY) AND ENDING Dec 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LSC Capital Resources Inc 37137

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3141 Chales MacDonald Drive
(No. and Street)

SARASOTA (City) FL (State) 34240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harry Leopold 941-379-7876 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DANIEL MADSEN CPA
(Name — *if individual, state last, first, middle name*)

150 Hinnelein ROAD (Address) Medford (City) NJ (State) 08055 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VG 3.7.03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harry Legsell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UC Capital Resources, Inc, as of Feb 10, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF FLORIDA
Michael C. Maginness
Comm. # CC 880036
Comm. Exp. Oct. 17, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LBC CAPITAL RESOURCES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS Personal Financial Specialist
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

Independent Auditor's Report

To the Board of Directors and Stockholders
of LBC Capital Resources, Inc.

I have audited the accompanying balance sheet of LBC Capital Resources, Inc. as of December 31, 2002, and the related statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express and opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LBC Capital Resources, Inc., as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

January 24, 2003
Medford, New Jersey

Daniel A. Padden, CPA/PFS
Certified Public Accountant
By: ______________________

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

LBC CAPITAL RESOURCES, INC.
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY-INCOME TAX BASIS
AS OF DECEMBER 31, 2002

ASSETS

Current Assets			
Cash in bank - checking	$ 6,465		
Total Current Assets		$ 6,465	
Total Property, Plant			
TOTAL ASSETS			$ 6,465

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF ASSETS, LIABILITIES, AND EQUITY-INCOME TAX BASIS
AS OF DECEMBER 31, 2002

LIABILITIES AND EQUITY

Equity			
Common stock	1,000		
Add'l paid in capital	25,000		
Accum. Adjustments	(14,594)		
Current Earnings	(4,941)		
Total Equity		6,465	
TOTAL LIABILITIES AND EQUITY			$ 6,465

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF REVENUES AND EXPENSES-INCOME TAX BASIS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

	YEAR TO DATE Amount	Percent
Revenues		
Expenses		
Mgmt fee expense to LBC	5,000	0.0
Total Expenses	5,000	0.0
Income/(Loss) from Operations	(5,000)	0.0
Other Income		
Interest earned	59	0.0
Total Other Income	59	0.0
Net Income/(Loss)	$ (4,941)	0.0

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.
STATEMENT OF CASH FLOWS-INCOME TAX BASIS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002

		Year-to-Date
OPERATING ACTIVITIES		
Net income/(loss)	$	(4,941)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
NET CASH PROVIDED/(USED) BY OPERATING ACTIVITIES		(4,941)
INVESTING ACTIVITIES		
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(4,941)
Cash & cash equivalents, beginning balance		11,406
CASH & CASH EQUIVALENTS, ENDING BALANCE	$	6,465

See Accompanying Selected Information and Accountants' Report

LBC CAPITAL RESOURCES, INC.

SELECTED INFORMATION

DECEMBER 31, 2002

SIGNIFICANT ACCOUNTING POLICIES:

1. <u>Nature of Business:</u>
LBC Capital Resources, Inc., is owned and operated by Harry Leopold. The corporation is located in Sarasota, Florida. The corporation began business in Florida on July 7, 1994.

2. <u>Basis of Accounting:</u>
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles.

3. <u>Property, Plant and Equipment:</u>
Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment placed in service prior to January 1, 1987, is based on an accelerated cost recovery system, over the estimated useful lives of the assets. For property, plant and equipment placed in service after December 31, 1986, depreciation is based on a modified accelerated cost recovery system.

LBC CAPITAL RESOURCES, INC

STATEMENT OF SHAREHOLDERS EQUITY

DECEMBER 31, 2002

Beginning Shareholders Equity	$11,406
Capital Contributions (Paid in Capital)	-
Net Income	(4,941)
Balance Shareholders Equity	$6,465
Shareholders Loans Equity	-
Diluted Shareholder Equity	$6,465

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS Personal Financial Specialist
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

To the Board of Directors and Stockholders
of LBC Capital Resources, Inc.

The accompanying statement of shareholders equity and computation of net capital are not a required part of the basic financial statements.

Medford, New Jersey
January 24, 2003

Padden & Company, L.L.C.
Certified Public Accountants

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

LBC CAPITAL RESOURCES, INC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Cash	$6,465
Net Capital	$6,465

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

January 24, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. is exempt from Rule 15c3-3 requiring computation for determination of reserve requirements.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

Padden & Co

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

January 24, 2003

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. has no changes in liabilities subordinated to claims of creditors.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS Personal Financial Specialist
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

January 24, 2003

A REPORT DESCRIBING ANY MATERIAL INADEQUACIES FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no material inadequacies that exist or have existed since the date of the previous audit of LBC Capital Resources, Inc.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

Padden & Co

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

Padden & Company, LLC

CERTIFIED PUBLIC ACCOUNTANTS
www.taxcenter.com

Daniel A. Padden, CPA/PFS
Bradley H. Denn, CPA/PFS
Stacy L. Baker
Adam Drewry, CPA

PFS
Member AICPA
New Jersey Society of CPA's
Registered Investment Advisors

January 24, 2003

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no discrepancies between the unaudited and audited statements of LBC Capital Resources, Inc.

This CPA firm has prepared this letter and accompanying documents, and we believe based on the facts presented to us that these accompanying documents are true and correct.

Very truly yours,

PADDEN & COMPANY, L.L.C.
Certified Public Accountants

150 HIMMELEIN ROAD, MEDFORD, NEW JERSEY 08055
609.953.1400 FAX: 609.953.7512

LBC Capital Resources, Inc.
3141 Charles MacDonald Drive
Sarasota, FL 34240-8712
Tel 941.379.7876 ~ Fax 941.379.5546

January 24, 2003

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that there are no discrepancies between the unaudited and audited statements of LBC Capital Resources, Inc.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

LBC Capital Resources, Inc.
3141 Charles MacDonald Drive
Sarasota, FL 34240-8712
Tel 941.379.7876 ~ Fax 941.379.5546

January 24, 2003

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. is exempt from Rule 15C3-3 requiring computation for determination of reserve requirements.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.

LBC Capital Resources, Inc.

3141 Charles MacDonald Drive
Sarasota, FL 34240-8712

Tel 941.379.7876 ~ Fax 941.379.5546

January 24, 2003

STATEMENT OF CHANGES IN LIABILITIES

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

Please be advised that LBC Capital Resources, Inc. has no changes in liabilities subordinated to claims of creditors.

Sincerely,

Harry Leopold, Managing Director
LBC Capital Resources, Inc.